UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

FISHER COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.25

(Title of Class of Securities)

337756 20 9

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

X	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337756 20 9
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EDWARD A. GOWEY
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES
	5	Sole Voting Power 1,200
	6	Shared Voting Power 353,504
	7	Sole Dispositive Power 1,200
	8	Shared Dispositive Power 524,968
9	Aggregate Amount Beneficially Owned by Each Reporting Person 526,168
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 6.1% [1]
12	Type of Reporting Person (See Instructions) IN

_________________________

  1 Based on 8,695,041 shares of common stock outstanding as of November 1, 2005.

Item 1
(a)	Name of Issuer:

FISHER COMMUNICATIONS, INC.

(b)	Address of Issuer’s Principal Executive Offices:

100 Fourth Avenue N., Suite 440, Seattle, WA 98109

Item 2
(a)	Name of Person Filing:

Edward A. Gowey.

(b)	Address of Principal Business Office or, if none, Residence:

17869 Ballinger Way N.E., Seattle, WA 98155

(c)	Citizenship:

United States.

(d)	Title of Class of Securities:

Common Stock, $1.25 par value

(e)	CUSIP Number:
337756 20 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2005, Edward A. Gowey was the record owner of 1,200 shares of Common Stock, the D. R. Fisher Trust UW of D. R. Fisher (the “Trust”) was the record owner of 353,504 shares of Common Stock, and D. R. Fisher Company (“Fisher Co.”) was the record owner of 171,464 shares of Common Stock. Edward Gowey serves as one of three trustees of the Trust and as an officer of the Fisher Co.

(b)	Percent of class: 6.1%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	1,200
	(ii)	Shared power to vote or to direct the vote	353,504
	(iii)	Sole power to dispose or to direct the disposition of	1,200
	(iv)	Shared power to dispose or to direct the disposition of	524,968

Edward A. Gowey expressly disclaims beneficial ownership of the Trust and Fisher Co. shares, except for his proportionate pecuniary interest in such securities.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 8, 2006.	EDWARD A. GOWEY

              /s/ Edward A. Gowey